AM
7-6-2004

04016719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

SEC MAIL PROCESSING SECTION RECEIVED JUN 28 2004 WASH, D.C. 155

# ANNUAL AUDITED REPORT
## FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-30478 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Researched Plan Inc.

| OFFICIAL USE ONLY |
|---|
| 14212 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Rochedale Way
(No. and Street)

Los Angeles, Ca 90049
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David H. Steffen (310) 472-8383
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy J. Lilligren, CPA
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

1001 6th Street, Suite, Manhattan Beach, Ca 90266
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David H. Steffen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy J. Lilligren, CPA, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHU TING WANG
COMMISSION 1375450
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
Commission Expires Sept. 17, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Investment Researched Plans, Inc.**
**Financial Statements**
**and**
**Auditors' Report**
**For the Year Ended**
**March 31, 2004**

**Timothy J. Lilligren**
**Certified Public Accountant**
**1001 6th Street, Suite 150**
**Manhattan Beach, CA 90266**

To the Board of Directors of
Investment Researched Plans, Inc.

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Investment Researched Plans, Inc. as of March 31, 2004, and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Researched Plans, Inc. as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commision. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Timothy J. Lilligren, CPA
May 21, 2004

**Investment Researched Plans, Inc.**
**Statement of Financial Condition**
**March 31, 2004**

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash | $ | 3,159 |
| Securities owned, at market (cost $273,471) | | 339,944 |
| Total Current Assets | | 343,103 |
| TOTAL ASSETS | $ | 343,103 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accrued income taxes | $ | 1,091 |
| Deferred tax liability | $ | 15,887 |
| Total Current Liabilities | | (16,978) |

| | | |
|---|---|---|
| STOCKHOLDER'S EQUITY | | |
| Common stock - par value $100; 500 shares authorized, 100 shares issued and outstanding | $ | 10,000 |
| Additional paid-in capital | | 3,500 |
| Retained Earnings | | 312,625 |
| TOTAL STOCKHOLDER'S EQUITY | | 326,125 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 343,103 |

See accompanying notes to financial statements.

**Investment Researched Plans, Inc.**
**Statement of Income**
**For the year ended March 31, 2004**

| | | |
|---|---|---|
| Revenue | | |
| Service fees and commissions earned | $ | 23,047 |
| Net dealer inventory and investment gains | | 69,319 |
| Interest and dividends | | 2,453 |
| Total Revenue | | 94,819 |
| Operating Expenses | | |
| Postage | | 110 |
| Accounting | | 1,500 |
| Medical reimbursement plans | | 13,924 |
| Regulatory fees | | 656 |
| Other operating expenses | | 30 |
| | | 16,220 |
| Income before Provision for Income Taxes | | 78,599 |
| Provision for Income Taxes (Benefit) | | |
| Current | | 2,218 |
| Deferred | | 16,529 |
| | | 18,747 |
| Net Income | $ | 59,852 |

See accompanying notes to financial statements.

**Investment Researched Plans, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the year ended March 31, 2004**

| | | |
|---|---|---|
| Common Stock | | |
| Beginning of year | $ | 10,000 |
| End of year | $ | 10,000 |
| | | |
| Additional Paid in Capital | | |
| Beginning of year | $ | 3,500 |
| End of year | $ | 3,500 |
| | | |
| Retained Earnings | | |
| Beginning of year | $ | 252,773 |
| Net income | | 59,852 |
| End of year | $ | 312,625 |
| | | |
| Total Stockholder's Equity | $ | 326,125 |

See accompanying notes to financial statements.

**Investment Researched Plans, Inc.**
**Statement of Cash Flows**
**For the year ended March 31, 2004**

| | |
|---|---|
| Cash flows from operating activities | |
| Net Income | $ 59,852 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Unrealized gains on securities | (69,323) |
| Changes in operating assets and liabilities: | |
| Increase (decrease) in income taxes payable | 3,455 |
| (Increase) decrease in prepaid expenses | (1,091) |
| Deferred income taxes | 16,529 |
| Total adjustments | (50,430) |
| Net cash provided (used) by operating activities | 9,422 |
| Cash flow from investing activities | |
| Purchase of investment securities | (21,669) |
| Sale of investment securities | 12,300 |
| Net cash provided (used) by investing activities | (9,369) |
| Net increase (decrease) in cash and equivalents | 53 |
| Cash and equivalents, begining of year | 3,106 |
| Cash and equivalents, end of year | $ 3,159 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Income Tax Refund | $ (146) |

See accompanying notes to financial statements.

**Investment Researched Plans, Inc.**
**Notes to Financial Statements**
**March 31, 2004**

**Note 1 - Nature of Business and Significant Accounting Policies**

A. The Company is a broker-dealer,which earns fees and commissions from sales of investment company's shares.

B. The Company's investments in securities are treated as "trading securities" under FAS 115. Investments are carried at fair market values and unrealized gains and losses are recognized in income. Deferred taxes are provided for unrealized appreciation.

C. For the statement of cash flows the Company considers demand deposit and savings accounts as cash.

D. Income taxes are provided based on Statement of Financial Accounting Standards (SFAS) No. 109.

Temporary differences in the basis of assets and liabilities for financial statement and income tax reporting arise primarily due to the following:

a. Unrealized appreciation of securities, included for financial reporting purposes, but not for income tax purposes.

E Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## Note 2 - Income Taxes

The provision for income taxes is based on income as reported in the financial statements. As a result of temporary differences, as explained in Note 1, the provision for financial reporting differs from the taxes currently payable.

The provision for income taxes consists of the following:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ 1,392 | $ 826 | $ 2,218 |
| Deferred | 10,613 | 5,916 | 16,529 |
| Total | $ 12,005 | $ 6,742 | $ 18,747 |

Deferred tax liability consists of the following timing differences that are recognized on the tax return in years different than on the financial statements:

| | |
|---|---|
| Unrealized gains on securities | $ 15,887 |

## Note 3 - Concentrations of Risk

The Company owns marketable securities subject to price fluctuations as determined by the market's supply and demand. At times these price fluctutations could be material.

## Note 4 - Related Party Transaction

Medical reimbursements represent medical costs by the officers and owners of the corporation.

**Timothy J. Lilligren.**
**Certified Public Accountant**
**1001 6th Street, Suite 150**
**Manhattan Beach, CA 90266**

To the Board of Directors,

Investment Researched Plans, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Investment Researched Plans, Inc. for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Investment Researched Plans, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). Because of the nature of the Registrant's business the examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-a3;(iii) compliance with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with

generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Timothy J. Lilligren

Timothy Lilligren, CPA
May 21, 2004

**Investment Researched Plans, Inc.**
**Schedules Required Pursuant To Rule 17a-5(d)**

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
as of March 31, 2004

| | |
|---|---|
| Stockholder's equity at March 31, 2004 per Statement of Financial Condition | $ 326,125 |
| Less: | |
| Haircuts on investment securities | ( 35,975) |
| | $ 290,150 |

Schedule II
Computation of Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3
as of March 31, 2004

This Schedule is not applicable.

Schedule III
Information for Possession or Control Requirements
Under Rule 15c3-3
as of March 31, 2004

The Comapny does not hold or control any customer securities or funds and claims exemption pusuant to Section 15c3-3(k)2i.

Schedule IV
Reconciliation Pursuant to Rule 17a-5(d)(4)
as of March 31, 2004

Net capital as reported in the most recent unaudited filing of Form X-17A-5 ($ 311,750) does not equal net capital per Schedule I ($ 290,150).

| | |
|---|---|
| Net Capital per Form X-17A-5 | $ 311,750 |
| Adjustments: | |
| Securities valuation | ( 3,091) |
| Prepaid taxes | ( 2,218) |
| Deferred taxes | ( 16,529) |
| Difference in Haircut Calculation | 238 |
| Net Capital Per Schedule I | $ 290,150 |

INVESTMENT RESEARCHED PLANS, INC.
POST OFFICE BOX 49695
LOS ANGELES, CA. 90049-0695
(310) 472 8383
FAX (310) 472 0572



Securities & Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549

Sirs,

Enclosed is a replacement copy of our 3/31/04 annual audit report.

Note on page 11, information on Schedule III has been included.

Sincerely,

David H. Steffen

David H. Steffen
President